Steven R. Kay


                                                             (818)592-3200


                        AMWEST INSURANCE GROUP, INC. AND
                              CONDOR SERVICES INC.
                                ANNOUNCE MERGER


    WOODLAND HILLS, CA and El Segundo, CA - December 1, 1995 - Amwest Insurance Group, Inc. (AMEX, PSE-AMW) and Condor Services, Inc. (NASDAQ - COND) today jointly announced that they have entered into a definitive agreement for the merger of Condor into Amwest. The agreement provides for a stock for stock merger providing for the exchange of each outstanding share of Condor common stock for 0.5 shares of Amwest common stock. The exchange rate is subject to adjustment, if the average daily closing price per share of Amwest common stock for the 30 consecutive trading days prior to closing is less than $12.50 or more than $17.50 per share. The merger, which is intended to qualify as a tax-free transaction, is subject to regulatory approval and other customary conditions, as well as the approval of both Amwest's and Condor's stockholders. The merger transaction is scheduled to be completed during the first quarter of 1996.

     Based on yesterday's closing price for Amwest common stock, the merger has a total equity value of approximately $17,000,000.

     Richard Savage, Chairman of the Board and Co-Chief Executive Officer of Amwest, stated: "The addition of Condor to the Amwest Group represents an excellent opportunity for us to expand our services beyond the surety market and is an important strategic step for both companies. For Amwest, this merger will reduce the company's reliance on the public construction markets and allow us to pursue more diverse opportunities in the property/casualty business through a tightly focused company specializing in commercial and private passenger transportation programs. For Condor, the merger will help provide sufficient capital and corporate infrastructure to expand its programs more rapidly than would have been possible as a separate entity."


     Condor Chairman, Guy Main, stated: "We are delighted with the transaction. We believe that the combination of Amwest and Condor is in the best interests of our stockholders, employees and customers. Surplus constraints and the additional costs of being a public company have reduced our ability to expand our transportation programs beyond our current customer base. We believe that Amwest's additional resources will allow Condor to profitably increase our underwriting capacity in the future. Further, I am personally excited about joining the Amwest Group and look forward to working with the Amwest team to help us achieve superior results in the years to come."

     After the merger, Amwest's Board and executive officers will continue to serve in the same capacities for the combined company. Mr. Main will join Amwest as an Executive Vice President, member of the Amwest Board, and will continue to serve Condor Insurance Company as its President.

    Amwest is a Woodland  Hills,  California  based insurance  holding  company,
specializing   in  surety  bonds,   including   contract   performance,   court,
contractors' license and sales tax bonds.

     Condor Services, Inc. is an insurance holding company, which through its two operating subsidiaries, Condor Insurance Company and Raven Claims Services, Inc., provides certain property and casualty insurance coverages and services primarily to specialized segments of the trucking industry in California and Arizona and private passenger automotive coverages in Arizona.


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